Exhibit 4.78
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Description of the 4.125% Senior Notes due 2038

The following description of our 4.125% Senior Notes due 2038 (the “notes”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the indenture, dated as of August 8, 2017, between us and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), as trustee (the “indenture”), which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. The notes are traded on The Nasdaq Stock Market LLC under the bond trading symbol of “BKNG 38.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

We encourage you to read the above-referenced indenture for additional information. See “Certain Definitions” below for the definitions of capitalized terms used herein.

General

The following is a description of certain of the specific terms and conditions of the notes.

The notes are our senior unsecured obligations, ranking:

•equal in right of payment with any other senior unsecured indebtedness of ours, including our currently outstanding senior notes and any borrowings under our revolving credit facility;
•senior in right of payment to any future indebtedness of ours that is contractually subordinated to the notes;
•structurally subordinated to the existing and future indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries’; and
•effectively subordinated to any secured indebtedness of ours to the extent of the value of the collateral securing such indebtedness.

The notes were issued in registered form without interest coupons, in denominations of €100,000 and integral multiples of €1,000 in excess thereof. The notes are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.
The maturity date of the notes is May 9, 2038.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Our subsidiaries do not guarantee any of our obligations under the notes. Our operations are conducted through our subsidiaries and, therefore, we depend on the cash flow of our subsidiaries to meet our obligations, including our obligations under the notes. The notes are structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables) of our subsidiaries. Any right we have to receive assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) are structurally subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of the subsidiary.

The initial aggregate principal amount of the notes was €750,000,000. We may, without the consent of the holders, issue additional notes of any series under the indenture in the future with the same terms (except for the issue date, price to public and, if applicable, the initial interest payment date) and with the same

CUSIP number as the other notes of such series in an unlimited aggregate principal amount; provided that if any such additional notes are not fungible with such series of notes for U.S. federal income tax purposes, such additional notes will have a separate CUSIP number. We may also from time to time repurchase the notes of any series in tender offers, open market purchases or negotiated transactions without prior notice to holders.

Payments on the Notes

All payments of interest and principal, including payments made upon any redemption of the notes, are made in euro; provided that if euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if euro is no longer being used by the then member states of the European Monetary Union that have adopted euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes are to be made in U.S. dollars until euro is again available to us or so used. The amount payable on any date in euro is to be converted into U.S. dollars at the rate mandated by the U.S. Federal Reserve Board as of the close of business on the second business day prior to the relevant payment date or, if the U.S. Federal Reserve Board has not mandated a rate of conversion, on the basis of the most recently available market exchange rate for euro, as determined in our sole discretion. Any payment in respect of the notes so made in U.S. dollars does not constitute an Event of Default under the notes or the indenture governing the notes.

We pay the principal of and interest on notes in global form registered in the name of or held by Euroclear or Clearstream (each as defined below) or their respective nominees in immediately available funds to Euroclear or Clearstream or their respective nominees, as the case may be, as the registered holder of such global notes.

Interest

The notes bear interest from May 9, 2025 at an annual rate of 4.125% payable on May 9 of each year, beginning on May 9, 2026. Interest is paid to the person in whose name a note is registered at the close of business on the April 25 immediately preceding the relevant interest payment date. Interest on the notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes (or May 9, 2025 if no interest has been paid on the notes), to but excluding the next scheduled interest payment date. This payment convention is referred to as Actual/Actual (ICMA) as defined in the rulebook of the International Capital Market Association.

If any interest payment date, the maturity date or any earlier required repurchase date upon a designated event falls on a day that is not a business day, the required payment is to be made on the next succeeding business day and no interest on such payment accrues in respect of the delay. The term “business day” means any day, other than a Saturday or Sunday, (1) that is not a day on which banking institutions in the City of New York or London are authorized or required by law or executive order to close and (2) on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

All references to interest in this exhibit include additional interest, if any, payable as described under “Events of Default” and at our election as the sole remedy relating to the failure to comply with our reporting obligations as described under “Events of Default”.

Optional Redemption

On and after February 9, 2038, the date that is three months prior to the scheduled maturity date (the “Par Call Date”), we may redeem the notes in whole or in part, at our option at any time or from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Prior to the Par Call Date, we may redeem the notes in whole or in part at our option at any time or from time to time (a “Redemption Date”), at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed; and
(2)	an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such notes calculated as if the maturity date of such notes was the Par Call Date, not including any portion of the payments of interest accrued to the Redemption Date, discounted to such Redemption Date on an annual basis at the Comparable Government Bond Rate, plus 25 basis points plus, in the case of each of (1) and (2), accrued and unpaid interest on the notes, if any, to, but excluding, such Redemption Date.

If less than all of the notes are to be redeemed, in the case of certificated notes and global notes, the trustee will select notes for redemption in accordance with the procedures of the depositary. The trustee, in the case of certificated notes and global notes, shall select notes and portions of notes in amounts of €100,000 and integral multiples of €1,000 in excess thereof.

Notice of any redemption is to be mailed at least 10 days but not more than 60 days before the Redemption Date except that a redemption notice may be delivered more than 60 days prior to the Redemption Date if such notice is issued in connection with legal or covenant defeasance of our obligations or a satisfaction and discharge of the indenture, or if the Redemption Date is delayed as provided for in the following paragraph. We are not responsible for giving notice to anyone other than the depositary. Unless we default in payment of the redemption price, on or after the Redemption Date, interest ceases to accrue on the notes called for redemption.

Any redemption of notes or notice thereof may, at our discretion, be subject to the satisfaction (or waiver by us, in our sole discretion) of one or more conditions precedent. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice may state that, in our discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (or waived by us in our sole discretion), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been (or, in our sole determination, may not be) satisfied (or waived by us in our sole discretion) by the Redemption Date, or by the Redemption Date so delayed.

The notes are also subject to redemption prior to maturity if certain events occur involving U.S. taxation. If any of these special tax events occurs, the notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to, but not including, the date fixed for redemption, and additional amounts, if any. See “Redemption for Tax Reasons.” Before the redemption date, we will deposit with the paying agent money sufficient to pay the redemption price of and accrued and unpaid interest to, but not including, the redemption date on the notes to be redeemed on such date, and additional amounts, if any.

Payment of Additional Amounts

All payments of principal and interest on the notes by us are made free and clear of and without withholding or deduction for or on account of any present or future tax, assessment or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), unless the withholding or deduction of such taxes, assessment or other government charge is required by law or the official interpretation or administration thereof. Subject to the exceptions and limitations set forth below, we pay as additional interest on the notes such additional amounts as are necessary in order that the net payment by us of the principal of and interest on the notes to a holder who is not a United States person (as defined below), after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States (or any political subdivision or taxing authority thereof or therein having power to tax), is not less than the amount provided in the notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1)	to the extent any tax, assessment or other governmental charge is imposed by reason of the holder (or the beneficial owner for whose benefit such holder holds such note), or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:
a.	being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;
b.
having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the notes, the receipt of any payment or the enforcement of any rights hereunder), including being or having been a citizen or resident of the United States;

c.	being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation for United States income tax purposes or a corporation that has accumulated earnings to avoid U.S. federal income tax;
d.	being or having been a “10-percent shareholder” of ours as defined in section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision; or
e.	being or having been a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, as described in section 881(c)(3)(A) of the Code or any successor provision;
(2)	to any holder that is not the sole beneficial owner of the notes, or a portion of the notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficial owner with respect to the holder, a beneficiary or settlor with respect to the fiduciary, or a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;
(3)	to the extent any tax, assessment or other governmental charge would not have been imposed but for the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of the notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;
(4)	to any tax, assessment or other governmental charge that is imposed otherwise than by withholding or deduction by us or a paying agent from the payment;
(5)	to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge, or excise tax imposed on the transfer of notes;
(6)	to the extent any tax, assessment or other governmental charge would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;
(7)	to any tax, assessment or other governmental charge imposed under Sections 1471 through 1474 of the Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code; or
(8)	in the case of any combination of items (1), (2), (3), (4), (5), (6), and (7).

The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the notes. Except as specifically provided under this heading “Payment of Additional Amounts,” we are not required to make any payment for any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

As used under this heading “Payment of Additional Amounts” and under the heading “Redemption for Tax Reasons,” the term “United States” means the United States of America, the states of the United States, and the District of Columbia, and the term “United States person” means any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, a corporation, partnership or other entity created or organized in or under the laws of the United States, any state of the United States or the District of Columbia, or any estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority in the United States), or any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the Issue Date (as defined herein), we become or, based upon a written opinion of independent counsel selected by us, will become obligated to pay additional amounts as described herein under the heading “Payment of Additional Amounts” with respect to the notes, then we may at any time at our option redeem, in whole, but not in part, the notes on not less than 30 nor more than 60 days prior notice, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest on those notes to, but not including, the date fixed for redemption.

No Sinking Fund

The notes are not entitled to the benefit of any sinking fund.

Certain Covenants

The indenture contains covenants including, among others, the following:

Limitation on Liens

We may not, and may not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien securing Indebtedness (the “Initial Lien”) on any of our properties or assets whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the notes (together with, at our option, any other Indebtedness of ours or any of our Subsidiaries ranking equally in right of payment with the notes) are secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Notwithstanding the foregoing, we and our Restricted Subsidiaries may create, assume, incur or guarantee Indebtedness secured by a Lien without equally and ratably securing the notes; provided that at the time of such creation, assumption, incurrence or guarantee, after giving effect thereto and to the retirement of any Indebtedness that is being retired substantially concurrently with any such creation, assumption, incurrence or guarantee, the sum of (a) the aggregate amount of all of our and our Restricted Subsidiaries’ outstanding Indebtedness secured by Liens other than Permitted Liens and (b) the Attributable Debt associated with all of our and our Restricted Subsidiaries’ Sale/Leaseback Transactions permitted by the last paragraph under “Limitation on Sale/Leaseback Transactions” below, does not at such time exceed the greater of (i) 20% of our Consolidated Net Tangible Assets measured at the date of incurrence of the Lien and (ii) $3.0 billion.

Any such Lien thereby created in favor of the notes will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, or (ii) any sale, exchange or transfer to any Person who is not our affiliate of the property or assets secured by such Initial Lien.

Limitation on Sale/Leaseback Transactions

We may not, and may not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	we or such Restricted Subsidiary would be entitled to create a Lien on such property securing the Attributable Debt associated with such Sale/Leaseback Transaction without equally and ratably securing the notes pursuant to the covenant described under “Limitation on Liens”;
(2)	the net proceeds of the sale of the property to be leased are at least equal to such property’s fair market value, as determined by our board of directors, and the proceeds are applied within 365 days of the effective date of the Sale/Leaseback Transaction to the purchase, construction, development or acquisition of assets or to the repayment of any of our Indebtedness that ranks equally with the notes or any Indebtedness of one or more Restricted Subsidiaries; provided that the amount required to be applied to the repayment of any such Indebtedness pursuant to this clause (2) shall be reduced by the principal amount of any notes delivered within 365 days after such sale to the trustee for retirement and cancellation;
(3)	such transaction was entered into prior to the Issue Date;
(4)	such transaction involves a lease for not more than three years (or which may be terminated by us or a Restricted Subsidiary within a period of not more than three years);
(5)	such transaction was for the sale and lease between only us and a Subsidiary of ours or only between our Subsidiaries; or
(6)	such transaction involves a sale and lease of property executed by the time of, or within 18 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the property.
Notwithstanding the restrictions outlined in the preceding paragraph, we and our Restricted Subsidiaries are permitted to enter into Sale/Leaseback Transactions, without complying with the requirements of the preceding paragraph, if, after giving effect thereto, the aggregate amount of all Attributable Debt associated with Sale/Leaseback Transactions not otherwise permitted by the preceding paragraph that is outstanding at such time, together with the aggregate amount of all outstanding Indebtedness secured by Liens permitted under the second paragraph under “Limitation on Liens” above, does not exceed the greater of (i) 20% of our Consolidated Net Tangible Assets measured at the date of the Sale/Leaseback Transaction and (ii) $3.0 billion.

Merger and Consolidation

The indenture provides that we will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person, if not us, is a person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia; (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture; and (iii) the resulting, surviving or transferee person, if not us, expressly assumes by supplemental indenture all of our obligations under the notes and the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, us under the indenture.

Events of Default

An “Event of Default” is defined in the indenture as:

(1)	default in any payment of interest on any note when due and payable and the default continues for a period of 30 days;
(2)	default in the payment of principal of any note when due and payable at its stated maturity, upon acceleration or otherwise;
(3)	failure by us to comply with our obligations under “ Certain Covenants - Merger and Consolidation”;
(4)	failure by us for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other covenants or agreements contained in the notes or indenture;
(5)	default by us or any majority owned subsidiary in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $100 million in the aggregate of ours and/or any subsidiary, whether such debt now exists or shall hereafter be created, which default results in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 30 days after written notice of such acceleration has been received by us or such subsidiary; or
(6)	certain events of bankruptcy, insolvency or reorganization (the “bankruptcy provisions”) of us or any of our significant subsidiaries as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the date of the indenture.
If an Event of Default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by written notice to us and the trustee, may, and the trustee at the written request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest is due and payable immediately. Upon an Event of Default arising out of the bankruptcy provisions, however, the aggregate principal amount and accrued and unpaid interest is due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive an existing default (except with respect to nonpayment of principal or interest or certain other matters), and may rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing, the trustee is under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;
(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee in writing to pursue the remedy;
(3)	such holders have offered the trustee security and/or indemnity satisfactory to it against any loss, liability or expense;
(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security and/or indemnity; and
(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that is inconsistent with such request within such 60-day period.
Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder (it being understood that the trustee does not have an affirmative duty to ascertain whether or not any such directions are unduly prejudicial to such holder) or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee is entitled to indemnification and/or security satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. The indenture provides that in the event an Event of Default has occurred and is continuing, the trustee is required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs.

The indenture provides that if a default occurs and is continuing and is actually known to a responsible officer of the trustee, the trustee must send to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes of all series under the indenture then outstanding and affected by such amendment, voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of an outstanding note affected, however, no amendment may, among other things:

(1)	make any change to the percentage of principal amount of the notes the holders of which must consent to an amendment;
(2)	reduce the principal amount of, premium, or interest on, or extend the stated maturity or interest payment periods, of the notes;
(3)	make any note payable in money or securities other than as stated in the note;
(4)	impair the right to institute suit for the enforcement of any payment with respect to the notes; or
(5)	waive a default in payment of principal of, premium, if any, or interest on the notes or modify any provisions of the indenture relating to modification or amendment thereof.
Without the consent of any holder, we and the trustee may amend the indenture to, among other things:

(1)	evidence the succession of another person pursuant to the provisions of the indenture relating to consolidations, mergers and sales of assets and the assumption by such successor of the covenants, agreements and obligations in the indenture and in the notes;
(2)	surrender any right or power conferred upon us by the indenture, to add to our covenants such further covenants, restrictions, conditions or provisions for the protection of the holders of the notes as our board of directors considers to be for the protection of the holders of the notes, and to make the occurrence, or the occurrence and continuance, of a default in respect of any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the trustee upon such default or may limit the right of holders of a majority in aggregate principal amount of the notes to waive such default);
(3)	cure any ambiguity or correct or supplement any provision contained in the indenture, in any supplemental indenture or in any note that may be defective or inconsistent with any other provision contained therein;
(4)	convey, transfer, assign, mortgage or pledge any property to or with the trustee, or to make such other provisions in regard to matters or questions arising under the indenture as will not adversely affect in any material respect the interests of any holders of the notes;
(5)	modify or amend the indenture in such a manner as to permit or maintain the qualification of the indenture or any supplemental indenture under the Trust Indenture Act as then in effect;
(6)	add guarantees with respect to the notes or to secure the notes;
(7)	make any change that does not adversely affect the rights of any holder in any material respect;
(8)	add to, change, or eliminate any of the provisions of the indenture with respect to the notes, so long as any such addition, change or elimination not otherwise permitted under the indenture will (a) neither apply to any note created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such note with respect to such provision or (b) become effective only when there is no such note outstanding; or
(9)
evidence and provide for the acceptance of appointment by a successor or separate trustee with respect to the notes and to add to or change any of the provisions of the indenture as is necessary to provide for or facilitate the administration of the indenture by more than one trustee.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, does not impair or affect the validity of the amendment. The principal amount of notes of any series issued under the indenture denominated in a currency other than U.S. dollars shall be the U.S. dollar equivalent, as determined by us by reference to the noon buying rate in The City of New York for cable transfers for such currency, as such rate is certified for customs purposes by the Federal Reserve Bank of New York on the date of original issuance of such notes, of the principal amount of such notes.

Satisfaction and Discharge of the Indenture

The indenture will generally cease to be of any further effect with respect to the notes if (a) we have delivered to the trustee for cancellation all notes (with certain limited exceptions) or (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and we have deposited with the trustee as trust funds the entire amount sufficient to pay at maturity or upon redemption all such notes (and if, in either case, we will also pay or cause to be paid all other sums payable under the indenture by us).

Defeasance

We may terminate at any time all our obligations with respect to the notes and the indenture, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. We may also terminate at any time our obligations with respect to the notes under the covenants described under “Certain Covenants,” and the operation of certain Events of Default, which we refer to as “covenant defeasance.” We may exercise the legal defeasance option notwithstanding our prior exercise of the covenant defeasance option.

If we exercise our legal defeasance option with respect to the notes, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise the covenant defeasance option with respect to the notes, payment of the notes may not be accelerated pursuant to clause (3), clause (4), or clause (5) under the definition of Event of Default.

The legal defeasance option or the covenant defeasance option with respect to the notes may be exercised only if:

(1)	we irrevocably deposit in trust with the trustee cash or U.S. Government obligations or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized independent registered public accounting firm, to pay the principal of and interest on the outstanding notes to maturity or the applicable redemption date;
(2)	such legal defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) binding on us;
(3)	no default or Event of Default has occurred and is continuing either (a) on the date of such deposit (other than a default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or (b) insofar as defaults arising out of the bankruptcy provisions are concerned, at any time during the period ending on the 91st day after the date of deposit;
(4)	in the case of the legal defeasance option, we deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee stating that: a) we have received from the U.S. Internal Revenue Service (“IRS”) a letter ruling, or there has been published by the IRS a Revenue Ruling, or b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;
(5)	in the case of the covenant defeasance option, we deliver to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee to the effect that the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;
(6)	we deliver to the trustee an opinion of counsel to the effect that on the 91st day after the date of deposit, the trust funds deposited will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;
(7)	we deliver to the trustee an officers’ certificate stating that the deposit was not made with the intent of preferring the holders of the notes over any other of our creditors or with the intent of defeating, hindering, delaying or defrauding any other of our creditors; and
(8)	we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the legal defeasance or covenant defeasance have been complied with as required by the indenture.

If we defease our obligations under the indenture, we will be released from our obligations in the provisions described under “Certain Covenants.”

Global Notes, Book-Entry Form

The notes are represented by one or more fully registered global notes. Each such global note is deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream Banking, S.A. (“Clearstream”), and Euroclear Bank, SA/NV (“Euroclear”). The global notes may generally be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees. An investor may hold its interests in the global notes in Europe through Clearstream or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream’s or Euroclear’s names on the books of their respective depositaries. Book-entry interests in the notes and all transfers relating to the notes are reflected in the book-entry records of Clearstream and Euroclear.

The distribution of the notes are cleared through Clearstream and Euroclear. Any secondary market trading of book-entry interests in the notes takes place through Clearstream and Euroclear participants and settles in same-day funds. Owners of book-entry interests in the notes receive payments relating to their notes in euro, except as described in this exhibit under “Payments on the Notes.”

Information Concerning the Trustee and the Paying Agent

We have appointed U.S. Bank Trust Company, National Association as the trustee under the indenture and as registrar and transfer agent, and we have appointed U.S. Bank Europe DAC, UK Branch as paying agent. The trustee, the paying agent and/or their respective affiliates may provide banking and other services to us in the ordinary course of their business.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the state of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Certain Definitions

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as of the time of determination, the present value (discounted at the implicit interest factor determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items that do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon payment of a penalty, the Attributable Debt is the lesser of:

(1)	the Attributable Debt determined assuming termination upon the first date such lease may be terminated (in which case the Attributable Debt shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated); and
(2)	the Attributable Debt determined assuming no such termination.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German government bond whose maturity is closest to the Par Call Date, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.

“Consolidated Net Tangible Assets” means, as of the time of determination, the aggregate amount of our assets and the assets of our Subsidiaries, determined on a consolidated basis, after deducting (1) all goodwill, trade names, trademarks, service marks, patents, unamortized debt discount and expense and other intangible assets and (2) all current liabilities, in each case as reflected on the most recent consolidated balance sheet prepared by us in accordance with GAAP contained in an annual report on Form 10-K or a quarterly report on Form 10-Q filed or any amendment thereto pursuant to the Exchange Act by us prior to the time as of which “Consolidated Net Tangible Assets” is being determined or, if we are not required to so file, as reflected on our most recent consolidated balance sheet prepared by us in accordance with GAAP.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1)	statements and pronouncements of the Financial Accounting Standards Board;
(2)	such other statements by such other entity as approved by a significant segment of the accounting profession; and
(3)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Hedging Obligations” means:

(1)	interest rate swap agreements and other agreements designed to hedge or reduce the risk of interest rate fluctuations; and
(2)	agreements or arrangements designed to hedge or reduce the risk of fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any Person on any date of determination: the principal in respect of (A) indebtedness of such Person for money borrowed, including, without limitation, indebtedness for money borrowed evidenced by notes, debentures, bonds or other similar instruments and (B) all guarantees in respect of such indebtedness of another Person (it being understood, however, that indebtedness for money borrowed shall in no event include any amounts payable or other liabilities to trade creditors (including undrawn letters of credit) arising in the ordinary course of business). For the avoidance of doubt, Hedging Obligations are not Indebtedness.

“Issue Date” means May 9, 2025, the date on which the notes were originally issued.

“Lien” means any mortgage or deed of trust, charge, pledge, lien, privilege, security interest, assignment, easement, hypothecation, claim, preference, priority or other similar encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

“Permitted Liens” means, with respect to any Person:

(1)	Liens securing Indebtedness incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Subsidiaries at the time the Lien is incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be incurred more than 18 months after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;
(2)	Liens existing on the Issue Date;
(3)	Liens on assets (including shares of Capital Stock) of another Person at the time such other Person becomes a Subsidiary of such Person (other than a Lien incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person becomes such a Subsidiary); provided, however, that the Liens may not extend to any other categories of assets owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto);
(4)	Liens on assets at the time such Person or any of its Subsidiaries acquires the assets, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person (other than a Lien incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person or any of its Subsidiaries acquired such assets); provided, however, that the Liens may not extend to any other categories of assets owned by such Person or any of its Subsidiaries (other than assets and property affixed or appurtenant thereto);
(5)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary of such Person owing to such Person or to another Restricted Subsidiary of such Person;
(6)	Liens on securities deemed to exist under repurchase agreements and reverse repurchase agreements entered into by us or any Restricted Subsidiary in the ordinary course of business;
(7)	Liens incurred to secure cash management services in the ordinary course of business or on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;
(8)	Liens created to secure the notes and Liens in favor of the trustee granted in accordance with the indenture;
(9)	Liens to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, including Liens or trade letters of credit in favor of any governmental entity, including the United States or any state, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of any such entity, to secure partial, progress, advance or other payments pursuant to any contract or statute;
(10)	Liens on the Capital Stock of a Subsidiary that is not a Restricted Subsidiary;
(11)	purported Liens evidenced by the filing of precautionary UCC financing statements; and
(12)	any extensions, renewals or replacements of any Lien referred to in clauses (1) through (11) without increase of the principal of the Indebtedness secured by such Lien (except to the extent of any fees, premiums or other costs associated with any such extension, renewal or replacement); provided, however, that any Liens permitted by any of clauses (1) through (11) do not extend to or cover any of our properties or any of our Restricted Subsidiaries, as the case may be, other than the property specified in such clauses and improvements to such property.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Restricted Subsidiary” means any Subsidiary other than:

(1)	any Subsidiary primarily engaged in financing receivables or in the finance business; or
(2)	any Subsidiary that is not a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by us or a Restricted Subsidiary on the Issue Date or thereafter acquired by us or a Restricted Subsidiary whereby we or a

Restricted Subsidiary transfers such property to a Person and we or a Subsidiary leases it from such Person.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;
(2)	such Person and one or more Subsidiaries of such Person; or
(3)	one or more Subsidiaries of such Person.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.